Exhibit 99.5

WAIVER

This Waiver (this “Waiver”) is entered into as of the 19th day of September, 2021, by and between Luokung Technology Corp., a British Virgin Islands business company (the “Company”) and the investor signatory hereto (the “Investor”), with reference to the following facts:

A. Prior to the date hereof, pursuant to each of the Securities Purchase Agreements, dated as of February 5, 2021 (the “February 5 SPA”), February 11, 2021 (the “February 11 SPA”) and February 17, 2021 (the “February 17 SPA”), respectively, by and between the Company and the Investor (collectively the “Securities Purchase Agreements”), the Company issued to the Investor, among other things, Ordinary Shares (as defined in the Securities Purchase Agreements), in accordance with the terms of thereof and a warrant to purchase Ordinary Shares (collectively, the “Existing Warrants”). Capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreements.

B. The Company desires to consummate a Subsequent Placement of approximately 27,333,300 Ordinary Shares and warrants to purchase 13,666,650 Ordinary Shares (the “New Warrant”) for a price per unit consisting of one (1) Ordinary Share and a New Warrant to purchase 0.50 of an Ordinary Share of $1.20 per unit (the “Current Offering”).

C. The Company and the Investor desires, solely with respect to the Current Offering and not with respect to any other Subsequent Placement to waive the notice periods of Section 4.12 of each of the Securities Purchase Agreements (Participation Right) and waive such portion of the Offer Period that occurs after the time of public announcement of the Current Offering (collectively, the “Waivers”).

D. In accordance with Section 3(b)(i) of the Warrants, the Company desires to reduce the exercise price of the Existing Warrants to $1.60 for the remaining term of the Warrants, (subject to further adjustment in accordance with the terms of the Existing Warrants) (the “Reduction”).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Waiver. The Waivers are effective as of the time of execution of this Agreement by both parties hereto.

2. Reduction. The Investor hereby consents to the Reduction, which shall be effective as of the closing of the investment into the Company made by the Investor.

3. Ratifications. Except as otherwise expressly provided herein, each of the Securities Purchase Agreements, the Existing Warrants and each other Transaction Documents (as defined in each Securities Purchase Agreement), are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects.

4. Disclosure of Transaction. On or before 9:30 a.m., New York time, on the date of this Agreement, the Company shall disclose (including, but not limited to, filing a Report of Foreign Issuer on Form 6-K or dissemination of a press release) all the material terms of the transactions contemplated hereby (the “Cleansing Release”). From and after dissemination of the Cleansing Release, the Company shall have disclosed all material, non-public information (if any) provided to the Investor by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. In addition, effective upon the dissemination of the Cleansing Release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Investor or any of its affiliates, on the other hand, relating to the transactions contemplated hereby, shall terminate.

5. Independent Nature of Investor’s Obligations and Rights. The obligations of the Investor under this Agreement are several and not joint with the obligations of any other investor pursuant to any of the Securities Purchase Agreements (each, an “Other Investor”), and the Investor shall not be responsible in any way for the performance of the obligations of any Other Investor under any other agreement (each, an “Other Agreement”). Nothing contained herein or in any Other Agreement, and no action taken by the Investor pursuant hereto, shall be deemed to constitute the Investor and Other Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any Other Agreement and the Company acknowledges that, to the best of its knowledge, the Investor and the Other Investors are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any Other Agreement. The Company and the Investor confirm that the Investor has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any Other Investor to be joined as an additional party in any proceeding for such purpose.

6. Miscellaneous Provisions. Section 5 of the February 17 SPA is hereby incorporated by reference herein, mutatis mutandis.

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IN WITNESS WHEREOF, the Investor and the Company have executed this Waiver as of the date set forth on the first page of this Waiver.

COMPANY:

Luokung Technology Corp.

By:
	Name:	Xuesong Song
	Title:	Chief Executive Officer

IN WITNESS WHEREOF, Investor and the Company have executed this Waiver as of the date set forth on the first page of this Waiver.

INVESTOR:

By:
Name:
Title:

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